SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                             ----------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                            Date: September 30, 2003

                             Koninklijke Ahold N.V.
                ------------------------------------------------
               (Exact name of registrant as specified in charter)

                                   Royal Ahold
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                 (Translation of registrant's name into English)

                                 The Netherlands
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                         (Jurisdiction of organization)

               Albert Heijnweg 1, 1507 EH Zaandam, The Netherlands
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                    (Address of principal executive offices)

         Registrant's telephone number, international: + 31-75-659-9111
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                                     0-18898
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                            (Commission File Number)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F   X             Form 40-F
                                 ---                       ---

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes                       No   X
                            ---                       ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

     On September 30, 2003, Koninklijke Ahold N.V. (the "Company") issued a press release announcing that the Company will issue a press release on its audited consolidated fiscal year 2002 financial statements and restated financial statements for fiscal years 2001 and 2000 on Thursday, October 2, 2003, and will submit audited consolidated fiscal year 2002 financial statements to its syndicate of banks after the close of trading hours of both Euronext Amsterdam and the New York Stock Exchange on Wednesday, October 1, 2003. A copy of the press release is attached hereto as Exhibit 1.

     This Form 6-K shall be deemed to be incorporated by reference into the prospectuses forming a part of the Company's Registration Statements on Form F-3 and Form S-3 (No. 333-52934, No. 333-52934-01, No. 333-80245 and No.
333-80245-01) and the Company's Registration Statements on Form S-8 (No. 333-09774, No. 333-70636, No. 333-07214, No. 333-07212 and No. 033-41068) and to
be a part of such prospectuses from the date of the filing thereof.

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
                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        KONINKLIJKE AHOLD N.V.


Date:    September 30, 2003             By: /s/ H.R. Ryopponen
                                           ---------------------------------
                                           Name:  H.R. Ryopponen
                                           Title: Executive Vice President and
                                                  CFO

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
                                LIST OF EXHIBITS

The following exhibit has been filed as part of this Form 6-K:


Exhibit   Description
-------   -----------

1. Ahold press release, dated September 30, 2003, announcing that the Company will issue a press release on its audited consolidated fiscal year 2002 financial statements and restated financial statements for fiscal years 2001 and 2000 on Thursday, October 2, 2003, and will submit audited consolidated fiscal year 2002 financial statements to its syndicate of banks after the close of trading hours of both Euronext Amsterdam and the New York Stock Exchange on Wednesday, October 1, 2003

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